Filed Pursuant to Rule 424(b)(3)

Registration No. 333-171134

PROSPECTUS

IDENTIVE GROUP, INC.

8,195,252 Shares of Common Stock

This prospectus relates to the resale or other disposition of up to 8,195,252 shares of the common stock, par value $0.001 per share, of Identive Group, Inc. by the selling stockholders named in this prospectus, certain of whom are our officers, directors and affiliates, together with any of their pledgees, donees, transferees or other successors-in-interest, from time to time. The shares offered hereby were issued by us in a private placement and consist of (i) 4,097,626 shares which are issued and outstanding and (ii) 4,097,626 shares which are issuable upon exercise of five-year warrants to purchase our common stock at an exercise price of $2.65 per share. The registration of these shares does not necessarily mean that the selling stockholders will offer, sell or otherwise dispose of all or any of these shares.

We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but we will incur expenses in connection with the registration of these shares. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised.

Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to the selling stockholders to register the shares of common stock purchased by them pursuant to a Subscription Agreement, dated November 14, 2010, together with shares of common stock issuable to them upon exercise of warrants. A list of the selling stockholders is included in this prospectus under the section entitled “Selling Stockholders.” The selling stockholders and any of their pledgees, donees, transferees or other successors-in-interest may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” beginning on page 13 of this prospectus. We will not be paying any underwriting discounts or commissions in this offering.

Shares of our common stock are traded on The NASDAQ Global Market under the symbol “INVE” and on the Frankfurt Stock Exchange under the symbol “INV.” On December 27, 2010, the closing sales price for our common stock on The NASDAQ Global Market was $2.38 per share and €1.760 on the Frankfurt Stock Exchange.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 4 of this prospectus and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to buy our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 28, 2010.

ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, the terms “Identive,” “we,” “us,” “our,” and the “Company” refer to Identive Group, Inc. and its subsidiaries.

SCM, the Identive logo, @MAXX and CHIPDRIVE are registered trademarks of Identive Group, Inc.; ScramblePad, ScrambleProx and IDK are registered trademarks of Hirsch Electronics, LLC, and the Hirsch logo, the Velocity logo, ScrambleSmart, ScrambleSmartProx, MATCH, DIGI*TRAC, Hirsch Verification Station, RUU-201, MOMENTUM, BioSmart, Secure Success, Putting Digital Identities to Work, From Credential to Cloud, Presence as a Policy, We Secure Buildings, Upgrade to Hirsch, The Secure Decision, DigiLock, Rapid Deployment Kit, ScrambleNet, XBox, NET*MUX4, S*NET, X*NET, SNIB and SNIB2 are trademarks of Hirsch Electronics, LLC; ACiG, Card Express Service, MIR-RT, Multicard, Mybility, Syscan, Trustoffice, and TOM are foreign registered trademarks of affiliated companies. Other product and brand names may be trademarks or registered trademarks of their respective owners.

We and the selling stockholders have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus delivered by or on behalf of us. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus delivered by or on behalf of us. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date on the front of this prospectus and any information we have incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since those dates.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated herein by reference, includes forward-looking statements regarding, among other things, our financial condition and business strategy. Forward-looking statements provide our current expectations and projections about future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions, and other statements that are not historical facts. As a result, all statements other than statements of historical facts included in this discussion and analysis and located elsewhere in this document regarding the prospects of our industry and our prospects, plans, financial position, and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “could,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will occur as predicted. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. These forward-looking statements speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws. Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

•	Our ability to execute our strategic plans;

•	The competitive and rapidly-evolving nature of our industry;

•	The potential effect of competing products on our business;

•	Our ability to obtain additional capital, use internally-generated cash, or use shares of our common stock to finance growth strategies;

•	The expected timing for the completion of this rights offering;

•	Dependence on key personnel;

•	Disruptions at our manufacturing facilities or in our customer, supplier, or employee base;

•	Variability of our quarterly revenues and earnings;

•	Our reliance on our subsidiaries;

•	Economic and financial uncertainty resulting from terrorism or global economic conditions;

•	The costs of being a public company, including under the Sarbanes-Oxley Act of 2002.

Any or all of our forward-looking statements may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described under “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances contained in this prospectus may not occur as contemplated, and actually results could differ materially from those anticipated or implied by the forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference therein. This summary may not contain all of the information that you should consider before deciding whether or not you should invest in our common stocks. You should read the entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 4 of this prospectus and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to invest in our common stock.

Identive Group

Overview

Identive Group, Inc. (“Identive,” the “Company,” “we” and “us”) is an international technology company focused on building the world’s signature group in secure identification-based technologies. The businesses within Identive have deep industry expertise and are well-known global brands in their individual markets, providing leading-edge products and solutions in the areas of physical and logical access control, identity management and radio frequency identification (“RFID”) systems to governments, commercial and industrial enterprises, healthcare and consumers. Our growth model is based on a combination of strong technology-driven organic growth from the businesses within the group and disciplined acquisitive expansion.

At the beginning of 2010, we acquired Bluehill ID AG (“Bluehill ID”), a Swiss industrial holding group focused on technologies within the high-growth RFID / contactless smart card technology and identity management markets. As a result of this business combination, we have put in place a new organizational structure, enhanced and broadened our management team, and changed the name of the Company from “SCM Microsystems, Inc.” to “Identive Group, Inc,” which reflects our focus on providing secure identification systems and solutions. Following the acquisition of Bluehill ID we also changed our stock trading symbols to reflect our new name. Our common stock is listed on the NASDAQ Global Market in the U.S. under the symbol “INVE” and the Frankfurt Stock Exchange in Germany under the symbol “INV.”

Following our acquisition of Bluehill ID in January 2010, we now operate in two segments, “Identity Management Solutions & Services” (“ID Management”) and “Identification Products & Components” (“ID Products”). Each segment is comprised of two or more business units within the group that focus on specific products, markets and channels.

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Business units in our ID Management segment provide solutions and services that enable the secure management of credentials in diverse markets. These credentials are used for the identification of people and the granting of rights and privileges based on defined security policies. The businesses in our ID Management segment specialize in the design, manufacturing, supply and servicing of products and integrated systems that can enhance security and better meet compliance and regulatory requirements while providing users the benefits and convenience of simple and secure solutions. ID Management customers operate in government, commercial, enterprise and consumer markets and can be found in multiple vertical market segments including healthcare, finance, industrial, retail and critical infrastructure. The businesses in our ID Management segment include Hirsch and Multicard. Sales in this segment are typically made to high level dealer / integrators, and less frequently, directly to end users.

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Business units in our ID Products segment design and manufacture both standard and highly specialized products and components that help identify people, animals and objects in a multitude of applications and markets. Products and components in our ID Products segment include semiconductors, cards, tags, inlays, readers and terminals that are used by original equipment manufacturers and system integrators to deliver identity based systems and solutions. These products are used for applications such as eHealth, eGovernment, mobile banking, loyalty schemes, transportation and event ticketing, corporate identification, logical access, physical access and passport control in the government, enterprise and financial markets. Within this segment we also offer commercial digital media readers that are used in digital kiosks to transfer digital content to and from various flash media. Businesses in our ID Products segment include SCM Microsystems, TagStar Systems, ACiG Technology and Syscan ID.

Each of the businesses within Identive conducts its own sales and marketing activities in the markets in which it competes, utilizing its own sales and marketing organization, and in most cases selling primarily through indirect sales channels that may include dealers, systems integrators, value added resellers, resellers or Internet sales. Within our ID Management segment, the majority of sales in our Hirsch business are made through a dealer/systems integrator distribution channel. Businesses in our ID Products segment primarily sell to original equipment manufacturers (“OEMs”) that typically either bundle our products with their own solutions, or repackage our products for resale to their customers. Our OEM customers typically sell our ID Products solutions to government contractors, systems integrators, large enterprises and computer manufacturers, as well as to banks and other financial institutions. Additionally, we sell our digital media readers primarily to major brand computer and photo processing equipment manufacturers.

Recent Acquisitions

On November 19, 2010, we acquired, through our wholly owned subsidiary SCM Microsystems (Asia) Pte. Ltd., all the shares and intellectual property of FCI Smartag Pte. Ltd. (“Smartag”) in a cash and debt transaction pursuant to a Share Purchase Agreement dated October 29, 2010, with FCI Asia Pte. Ltd., FCI SA and FCI Connectors Singapore Pte. Ltd. Under the Share Purchase Agreement, we will pay FCI approximately $4.1 million, consisting of a one-time payment at the close of the transaction of approximately $1.0 million and a promissory note for approximately $3.1 million.

On April 14, 2010, we acquired RockWest Technology Group, a privately held provider of identification and security solutions based in Denver, Colorado (“RockWest”), pursuant to the Share Purchase Agreement dated March 30, 2010 and amended on April 9, 2010, under which we issued an aggregate of 2.6 million shares of our common stock. RockWest’s operating results have been included in our consolidated results since April 14, 2010. RockWest was integrated into the Company’s Multicard business in September 2010 and adopted the name “Multicard U.S.”

On January 4, 2010, we acquired Bluehill ID, pursuant to the Business Combination Agreement dated as of September 20, 2009, as amended, under which we made an offer to the Bluehill ID shareholders to acquire all of the Bluehill ID shares and issued 0.52 new shares of Identive common stock for every one share of Bluehill ID tendered. A total of 29,422,714, or approximately 92% of Bluehill ID shares outstanding were tendered in the offer and exchanged for a total of 15,299,797 new shares of Identive common stock. Immediately following the close of the transaction, approximately 38% of the Company’s outstanding shares were held by the former Bluehill ID shareholders. Bluehill ID’s operating results have been included in our consolidated results since January 4, 2010.

On April 30, 2009, we acquired Hirsch Electronics Corporation, a privately-held California corporation that designs, engineers, manufactures and markets software, hardware and services in the security management system/physical access control market. The acquisition of Hirsch Electronics Corporation was accomplished through a two-step merger, in accordance with the Agreement and Plan of Merger entered into on December 10, 2008, pursuant to which Hirsch Electronics Corporation became Hirsch Electronics LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Hirsch”). In exchange for all of the outstanding capital stock of Hirsch, we paid approximately $14.2 million in cash, issued approximately 9.4 million shares of our common stock, and issued warrants to purchase approximately 4.7 million shares of our common stock. The merger was approved by our stockholders at a special meeting held on April 16, 2009. Immediately following the close of the transaction, approximately 37% of the shares of Identive common stock outstanding were held by the former Hirsch shareholders. Hirsch’s operating results have been included in our consolidated results since April 30, 2009.

Recent Trends and Strategies for Growth

Identive is focused on building the world’s leading company in access control, identity management and RFID technologies. Our growth strategy is focused both around technology-driven organic growth and disciplined acquisitive activity, acting as a consolidator in a rapidly growing, yet highly fragmented industry. With each acquisition we seek to expand our business, reinforce our market position in targeted areas and fully leverage our strengths and opportunities to enter new markets.

We believe our April 2009 acquisition of Hirsch supported our growth strategy, as it significantly increased our revenues, increased our scale and has helped further diversify our customer base and position our company to better address the growing market demand for solutions that address both IT security and physical access, a trend referred to in the security industry as “convergence.” Following the acquisition, Lawrence W. Midland, a former Hirsch director and current President of Hirsch, joined our Board of Directors and became an Executive Vice President of the Company.

As a result of our January 2010 acquisition of Bluehill ID, we are able to provide identification and authentication solutions for applications ranging from security to asset tracking to transaction processing for mobile and fixed installations. The acquisition of Bluehill ID further increased our revenue base and our scale to enable us to participate in additional parts of the secure identification market. Following the acquisition, Ayman S. Ashour, Chief Executive Officer of Bluehill ID, joined the Board of Directors of the Company and now serves as our Chairman and Chief Executive Officer. Daniel S. Wenzel, a former director of Bluehill ID, also joined our Board. Three other executives from Bluehill ID also joined the management team of the Company following the transaction, including Melvin Denton-Thompson, who serves as our Chief Financial Officer; John S. Rogers, who serves as Executive Vice President Transition Management and Acquisition Integration; and Joseph Tassone, who serves as Executive Vice President Technology and Product Management. The new management from Bluehill ID has extensive expertise in identifying acquisition candidates, executing mergers and acquisitions and successfully integrating acquired businesses.

Our goal is to build a lasting business of scale and technology to both enable and capitalize on the growth of the security and RFID industries. As part of our acquisition strategy, we employ a “buy, build and grow” approach worldwide that is designed to rapidly establish Identive as a leading company in the identification and identity management markets. In particular, we pursue majority investments and acquisitions that drive consolidation in the rapidly growing, yet highly fragmented markets for identification-based technologies. At the corporate level, we provide strategic guidance, operational support and market expertise to facilitate sharing of technology and resources across the group and help our individual business units expand and compete more effectively in the global marketplace.

As part of our organic growth strategy, we are focused on the ongoing development of our core RFID technology base and of a broad range of new contactless infrastructure products to enable fast growing contactless applications and services for markets such as electronic transactions (including payment and ticketing) and various electronic security programs within the government and enterprise sectors. Our RFID inlays and inlay-based tags, stickers and other products, and our contactless readers, modules and tokens are intended to address markets such as national/citizen ID, electronic passports, physical and logical (computer) security, ticketing for transit and events, cashless payments and mobile transactions, among others. Additionally, we are developing and implementing programs to market our existing product offerings into new distribution channels and new geographic regions. The worldwide economic downturn has slowed our progress in penetrating new markets; however, we continue to invest in the products, programs and resources to develop new customers so that we will be able to leverage a strong position in the market as the economic situation improves.

Our headquarters are co-located with our Hirsch business headquarters in Santa Ana, California and our European operational headquarters are in Ismaning, Germany. We maintain facilities in Chennai, India for research and development and in Australia, Brazil, Canada, Europe, Hong Kong, Japan and the United States for individual business operations and sales. The Company was founded in 1990 in Munich, Germany and incorporated in 1996 under the laws of the state of Delaware.

Our principal executive offices are located at 1900-B Carnegie Avenue, Santa Ana, California 92705. Our telephone number at that address is (949) 250-8888.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the specific risks described in our filings with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated herein by reference before making an investment decision. See the section of this prospectus entitled “Where You Can Find More Information.” Any of the risks we describe in the information incorporated herein by reference could cause our business, financial condition, or operating results to suffer. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of your investment. Please also refer to the section of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary of certain provisions of our common stock does not purport to be complete. You should refer to our fourth amended and restated certificate of incorporation, as amended, and our amended and restated by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

Common Stock

We are authorized to issue up to 110,000,000 shares of common stock. On November 30, 2010, we had 48,100,390 shares of common stock outstanding, including 618,400 held in treasury, and approximately 2,000 stockholders of record. Except as otherwise provided in any resolution providing for the issue of any series of preferred stock, holders of our common stock have exclusive voting rights for the election of directors and for all other purposes. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Neither our fourth amended and restated certificate of incorporation, as amended, nor our amended and restated by-laws authorize cumulative voting. The holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to the rights of any series of preferred stock. In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of the preferential amounts, if any, to which the holders of our preferred stock, if any, are entitled. Our common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All of our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, 40,000 of which have been designated as Series A Participating Preferred Stock, par value $0.001 per share. As of the date of this prospectus, no shares of our preferred stock, including the Series A Participating Preferred Stock, were outstanding. Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management as discussed below. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

The following summary of certain provisions of our Series A Participating Preferred Stock does not purport to be complete. You should refer to our fourth amended and restated certificate of incorporation, as amended, the Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock, and our amended and restated by-laws, each of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

General Terms of our Series A Participating Preferred Stock

On November 8, 2002, our board of directors declared a dividend of one Preferred Share Purchase Right (each, a “Right” and collectively, the “Rights”) to purchase one one-thousandth of a share of our Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of common stock. The dividend was payable on November 25, 2002 to stockholders of record as of the close of business on that date. Certificates representing shares of common stock issued after the record date contain a notation incorporating the rights agreement by reference. The terms of the Rights are governed by a Preferred Stock Rights Agreement, dated as of November 8, 2002, as amended from time to time, between the Company and American Stock Transfer & Trust, LLC, as most fully discussed below under “Anti-Takeover Provisions — Preferred Stock Rights Agreement.” The rights only become exercisable if a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more (or 19.99% or more for certain designated holders) of the shares of common stock then outstanding, or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more (or 19.99% or more for certain designated holders) of the Company’s common stock then outstanding.

Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one share of common stock. Each share of Series A Preferred is entitled to 1,000 votes on all matters submitted to a vote of our stockholders. Holders of Series A Preferred vote together with holders of our common stock as one class. The Series A Preferred are not redeemable and rank junior to all other series of the Company’s Preferred Stock as to payment of dividends and distribution of assets.

Our Board of Directors

Our board of directors currently has seven (7) members. Our fourth amended and restated certificate of incorporation, as amended, and our amended and restated by-laws provide that the number of directors shall be fixed from time to time by resolution adopted by the vote of a majority of the directors then in office. Our fourth amended and restated certificate of incorporation, as amended, provides that the board of directors shall be divided into three nearly equal classes, with each class’s term expiring on a staggered basis. Vacancies and newly created directorships may be filled by a majority of the directors then in office, though less than a quorum. Directors may be removed only for cause by the affirmative vote of at least a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of the stockholders called for that purpose.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Trading Markets

Our common stock is listed on The NASDAQ Global Market under the symbol “INVE” and on the Frankfurt Stock Exchange under the symbol “INV.”

Certain Provisions of our Charter Documents and Delaware Law

Anti-Takeover Provisions of our Delaware Certificate of Incorporation and By-laws

In addition to the board of directors’ ability to issue shares of preferred stock, our fourth amended and restated certificate of incorporation, as amended, and our amended and restated by-laws contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors as discussed above, elimination of stockholder action by written consents, advance notice procedures for stockholder proposals and supermajority vote requirements for business combinations.

Classified Board; Limitation on Ability of Stockholders to Remove Directors. Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions. In addition, our fourth amended and restated certificate of incorporation, as amended, provides that our stockholders may only remove a director from office for cause.

Elimination of Stockholder Action Through Written Consent. Our fourth amended and restated certificate of incorporation, as amended, provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Advanced Notice Procedures for Stockholder Proposals. Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our amended and restated by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our amended and restated by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Business Combinations. Our fourth amended and restated certificate of incorporation, as amended, provide that the affirmative vote of holders of at least 66-2/3% of the total outstanding shares eligible to vote is required in the event of (i) a merger or combination between the company and an entity or person owning, directly or indirectly, 10% of our shares (an “Interested Purchaser”) or (ii) any sale of the company or a sale of all or substantially all of our assets to an Interested Purchaser (a transaction described in (i) or (ii) being a “Transaction”), unless: (a) the Transaction is approved by two-thirds of the members of the Board of Directors; or (b) as a result of the Transaction, all holders of then-outstanding share (other than the Interested Purchaser) receive cash in an amount at least equal to the greatest of (x) the highest price paid by the Interested Purchaser for any shares during the offer, (y) an amount reflecting the same or a greater percentage relationship to the then market price of the company’s stock as the highest price per share paid by the Interested Purchaser during the tender offer bears to the market price of the stock immediately prior to the commencement of the tender offer, or (z) an amount equal to the earnings per share of the company for the four full consecutive fiscal quarters immediately preceding the proposed Transaction multiplied by the then current price/earnings ratio of the Interested Purchaser.

Preferred Stock Rights Agreement

On November 8, 2002, our board of directors declared a dividend of one Preferred Share Purchase Right (each, a “Right” and collectively, the “Rights”) to purchase one one-thousandth of a share of our Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of Common Stock. The dividend was payable on November 25, 2002 (the “Record Date”) to stockholders of record as of the close of business on that date. Prior to the distribution date, the Rights will be evidenced by and trade with the certificates for the common stock. After the distribution date, each Right will entitle the holder to purchase for $30.00 a fraction of a share of the Company’s Preferred Stock with economic terms similar to that of one share of the Company’s common stock. The terms of the Rights are governed by a Preferred Stock Rights Agreement, dated as of November 8, 2002, as amended on December 10, 2008, November 16, 2009, and November 15, 2010, between the Company and American Stock Transfer & Trust, LLC (the “Rights Agreement”). The Rights will expire on the earlier to occur of (i) November 25, 2012, or (ii) redemption or exchange of the Rights. The rights only become exercisable if a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more (or 19.99% or more for certain designated holders) of the shares of common stock then outstanding, or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more (or 19.99% or more for certain designated holders) of the Company’s common stock then outstanding.

The Rights approved by our board of directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the board of directors. Takeover attempts frequently include coercive tactics to deprive our board of directors and our stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by our board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater (or 19.99% or greater for certain designated holders) position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. We believe that these tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right generally on or prior to the fifth day after public announcement that a Person has acquired beneficial ownership of 15% or more (or 19.99% or more for certain designated holders) of the Company’s common stock. Accordingly, the Rights should not interfere with any merger or business combination approved by the board of directors.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the board of directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company’s shares are presently traded. The Company’s board of directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

The foregoing is a summary of certain principal terms of the Rights Agreement only and is qualified in its entirety by reference to the Rights Agreement, as amended. A copy of the Rights Agreement and the amendments thereto are attached as exhibits to this registration statement and are incorporated herein by reference.

Provisions of Delaware Law Governing Business Combinations

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

Our fourth amended and restated certificate of incorporation, as amended, limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with all of our current directors and expect to enter into a similar agreement with any new directors.

SELLING STOCKHOLDERS

On November 14, 2010, we entered into Subscription Agreements (together, the “Subscription Agreement”) with accredited and other qualified investors, including certain of our directors, officers, managers and affiliates, in connection with the private placement of an aggregate of 4,097,626 shares of our common stock and warrants to purchase an additional 4,097,626 shares of our common stock for aggregate gross proceeds of approximately $10.3 million. The private placement closed on November 22-25, 2010. The warrants have an exercise price of $2.65 per share, are immediately exercisable and expire on the fifth anniversary of the date of issuance. The number of shares issuable upon exercise of the warrants is subject to adjustment for any stock dividends, stock splits or distributions by the Company, or upon any merger or consolidation or sale of assets of the Company, tender or exchange offer for the Company’s common stock, or a reclassification of the Company’s common stock. In connection with the private placement, we agreed to file within 30 days of the closing a registration statement with the Securities and Exchange Commission covering the resale or other disposition of shares of common stock and the shares of common stock issuable upon exercise of the warrants issued under the Subscription Agreement. We agreed to use our best efforts to have this registration statement declared effective as soon as practicable after filing, and to keep it effective for 24 months.

The following table sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder as of November 30, 2010, the number of shares of common stock that each selling stockholder may offer and sell pursuant to this prospectus, and the number of shares of common stock to be beneficially owned by each selling stockholder after completion of the offering. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholders have voting and investment power. Percentage of beneficial ownership is based upon 47,481,990 shares of common stock outstanding on November 30, 2010. As to each person or entity named as beneficial owners, that person’s or entity’s percentage ownership is determined based on the assumption that any warrants or convertible securities held by such person or entity which are exercisable or convertible within 60 days of November 30, 2010 have been exercised or converted, as the case may be.

Except as may be otherwise described below, to the best of our knowledge, the each selling stockholder beneficially owns and has sole voting and investment authority as to all of the shares set forth opposite his, her or its name, none of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer, and none of the selling stockholders has not held any position or office, or has had any material relationship with us or any of our affiliates within the past three years. Each of the selling stockholders has acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of such securities. The information with respect to beneficial ownership of common stock held by each selling stockholder is based upon information supplied or confirmed by such selling stockholder. For purposes of presentation, we have assumed that the selling stockholders will sell all shares offered hereby, including the shares issuable upon the exercise of warrants.

	Beneficial Ownership Prior to this Offering		Shares to be Sold in this Offering	Beneficial Ownership After this Offering
Name of Selling Stockholder	Number	Percentage		Number	Percentage
Ayman S. Ashour (1)	2,585,932	5.4%	200,000	2,385,932	5.0%
Austin Parents Kooh, Mr. Scott Douglas Austin & Mrs. Suzanne Louise Austin (2)	7,920	*	7,920	—	—
Bernd Dietel (3)	1,584,158	3.3%	1,584,158	—	—
Catagonia Capital GmbH (4)	79,208	*	79,208	—	—
Christian Glinz (5)	11,600	*	3,960	—	—
Christine Schmitz-Riol (6)	31,684	*	31,684	—	—
Cleantech Invest AG (7)	792,080	1.6%	792,080	—	—
Clemens Reif (8)	190,100	*	190,100	—	—
Dr. Cornelius Boersch (9)	8,735,313	17.9%	475,248	8,260,065	16.9%
Daniel Wenzel (10)	9,005,270	18.5%	126,732	8,878,538	18.2%
Darien Holding & Finance SA (11)	39,604	*	39,604	—	—
Donner & Reuschel AG (12)	396,040	*	396,040	—	—
European Invest AG (13)	79,208	*	79,208	—	—
Felix Janssen (14)	7,920	*	7,920	—	—
Friedrich Baldinger (15)	237,624	*	237,624	—	—
Guggenheim & Partner Ltd. (16)	20,594	*	20,594	—	—
Dr. Hellmut Kirchner (17)	118,812	*	118,812	—	—
John Piccininni (18)	35,689	*	4,752	30,937	*
John S. Rogers (19)	51,882	*	11,882	40,000	*
Joseph Tassone (20)	340,067	*	79,208	260,859	*
Juerg Stuecki (21)	79,208	*	79,208	—	—
Lincoln Vale European Partners Master Fund, L.P. (22)	3,258,976	6.9%	79,208	3,179,768	6.7%
Manfred Ferber (23)	79,208	*	79,208	—	—
Markus Vollstedt (24)	79,208	*	79,208	—	—
Dr. Max Roessler (25)	118,812	*	118,812	—	—
Mohamed Ramez Atwani (26)	396,040	*	396,040	—	—
Navigator Equity Solutions SE (27)	198,020	*	198,020	—	—
Prime One AGmvK (28)	237,624	*	237,624	—	—
Ralph Heck (29)	633,664	1.3%	633,664	—	—
RFID Opportunities AG (30)	910,892	1.9%	910,892	—	—
Rosenberg Venture AG (31)	198,020	*	198,020	—	—
Ross Head (32)	5,544	*	5,544	—	—
Sandro DeLuca (33)	11,882	*	11,882	—	—
Theodore Pruemm (34)	79,208	*	79,208	—	—
Tinburg Corp. (35)	79,208	*	79,208	—	—
Udo Schaeberle (36)	495,248	1.0%	475,248	20,000	*
Werner Vogt (37)	544,738	1.1%	7,920	536,818	1.1%
Zivney Family Trust, Robert C. Zivney Jr. & Marjorie J. Zivney, Trustees, dtd 01/10/2008 (38)	96,576	*	39,604	56,972	*

*	Less than 1%.
(1)	Includes (i) 981,790 shares and 997,489 options to purchase shares held indirectly through Bluehill Capital Management and (ii) 100,000 shares issuable upon exercise of a warrant.
(2)	Includes 3,960 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Austin is an employee of a subsidiary of Identive.
(3)	Includes 792,079 shares issuable upon exercise of a warrant.
(4)	Includes 39,604 shares issuable upon exercise of a warrant. Dr. Ralph Eric Kunz has voting and investment power over the shares held by this selling stockholder.
(5)	Includes 1,980 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Glinz is an employee of a subsidiary of Identive.
(6)	Includes 15,842 shares issuable upon exercise of a warrant.
(7)	Includes 396,040 shares issuable upon exercise of a warrant. The board of the selling stockholder makes investment decisions on behalf of the selling stockholder by majority vote.
(8)	Includes 95,050 shares issuable upon exercise of a warrant.
(9)	Includes (i) 6,200,000 shares held by Mountain Partners AG, (ii) 1,021,863 shares held indirectly by Mountain Partners AG through Bluehill Capital Management, (iii) options to purchase 1,038,202 shares held indirectly by Mountain Partners AG through Bluehill Capital Management, and (iv) 237,624 shares issuable upon exercise of a warrant. The shares and options held by Mountain Partners AG may be deemed to be beneficially owned by Dr. Boersch, a director of Mountain Partners AG. Dr. Boersch disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of the shares for purposes of Section 16 of the Exchange Act or for any other purpose. As discussed below under “Certain Material Relationships,” Dr. Boersch previously served as a director of Identive.
(10)

Includes (i) 6,200,000 shares held by Mountain Partners AG, (ii) 1,021,863 shares held indirectly by Mountain Partners AG through Bluehill Capital Management, (iii) 403,563 shares and warrants to purchase 99,010 shares held by Rosenberg Venture AG, (iv) options to purchase 10,000 shares, (v) options to purchase 1,038,202 shares held indirectly by Mountain Partners AG through Bluehill Capital Management, and (vi) 63,366 shares issuable upon exercise of a warrant. The shares and options held by Mountain Partners AG and Rosenberg Venture AG may be deemed to be beneficially owned by Mr. Wenzel, who serves as a director of Mountain Partners AG and Rosenberg Venture AG. Mr. Wenzel disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of the shares for purposes of Section 16 of the Exchange Act or for any other purpose. As discussed below under “Certain Material Relationships,” Mr. Wenzel is a director of Identive and serves as a member of the audit, compensation and nominating committees.

(11)	Includes 19,802 shares issuable upon exercise of a warrant. Mr. Hans U. Howald has voting and investment power over the shares held by this selling stockholder.
(12)	Includes 198,020 shares issuable upon exercise of a warrant. Mr. Holger Leifeld has voting and investment power over the shares held by this selling stockholder.
(13)	Includes 39,604 shares issuable upon exercise of a warrant. Mr. Jurgen Habichler has voting and investment power over the shares held by this selling stockholder.
(14)	Includes 3,960 shares issuable upon exercise of a warrant.
(15)	Includes 118,812 shares issuable upon exercise of a warrant.
(16)	Includes 10,297 shares issuable upon exercise of a warrant. Mr. Oliver Guggenheim has voting and investment power over the shares held by this selling stockholder.
(17)	Includes 59,406 shares issuable upon exercise of a warrant.
(18)	Includes (i) 2,376 shares issuable upon exercise of a warrant and (ii) 10,937 shares issuable upon exercise of an outstanding stock option. As discussed below under “Certain Material Relationships,” Mr. Piccininni is an employee of a subsidiary of Identive.
(19)	Includes 5,941 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Rogers is an Executive Vice President of Identive.
(20)	Includes 39,604 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Tassone is an Executive Vice President of Identive.
(21)	Includes 39,604 shares issuable upon exercise of a warrant.
(22)	Includes 39,604 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Dr. Hans Liebler, a director of Identive, is associated with this selling stockholder. Dr. Liebler has voting and investment power with respect to such shares. Dr. Liebler disclaims beneficial ownership of such shares.
(23)	Includes 39,604 shares issuable upon exercise of a warrant.
(24)	Includes 39,604 shares issuable upon exercise of a warrant.
(25)	Includes 59,406 shares issuable upon exercise of a warrant.
(26)	Includes 198,020 shares issuable upon exercise of a warrant.
(27)	Includes 99,010 shares issuable upon exercise of a warrant. Each of Messrs. Michael Hasenstab, Robert Kaess and Florian Pfingsten has voting and investment power over the shares held by this selling stockholder.
(28)	Includes 118,812 shares issuable upon exercise of a warrant. Mr. Robert Schimanko has voting and investment power over the shares held by this selling stockholder.
(29)	Includes 316,832 shares issuable upon exercise of a warrant.
(30)	Includes 396,040 and 59,406 shares issuable upon exercise of warrants. Messrs. Stefan Peller and Markus Huber share voting and investment power over the shares held by this selling stockholder.
(31)	Includes 99,010 shares issuable upon exercise of a warrant. Mr. Daniel Wenzel has voting and investment power over the shares held by this selling stockholder.
(32)	Includes 2,772 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Head is an employee of a subsidiary of Identive.
(33)	Includes 5,941 shares issuable upon exercise of a warrant.
(34)	Includes 39,604 shares issuable upon exercise of a warrant.
(35)	Includes 39,604 shares issuable upon exercise of a warrant. Mr. Hans U. Howald has voting and investment power over the shares held by this selling stockholder.
(36)	Includes 237,624 shares issuable upon exercise of a warrant.
(37)	Includes 3,960 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Vogt is an employee of a subsidiary of Identive.
(38)	Includes (i) 19,802 shares issuable upon exercise of a warrant and (ii) an aggregate of 24,030 shares issuable upon exercise of outstanding stock options. As discussed below under “Certain Material Relationships,” Mr. Zivney is an employee of a subsidiary of Identive.

Some of the selling stockholders may distribute their shares from time to time to their affiliates who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by it, and upon any such transfer the transferee may have the same right of sale as the selling stockholder. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

Certain Material Relationships

Except as set forth below and except for their participation in the private placement described above, none of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

Mr. Ayman Ashour has been our Chairman of the Board and Chief Executive Officer since January 2010.

Dr. Cornelius Boersch served as a director of Identive from January to February of 2010. Dr. Boersch also serves as director of Mountain Partners AG which beneficially owns approximately 17.0% of Identive’s outstanding stock. Mr. Daniel Wenzel has served as a director of Identive since January 2010. Mr. Wenzel also serves as a director of Mountain Partners AG which beneficially owns approximately 17.0% of Identive’s outstanding stock.

Mr. John Rogers has served as our Executive Vice President Transition Management and Acquisition Integration since January 2010. Mr. Joseph Tassone has served as our Executive Vice President Technology & Product Management since February 2010. Messrs. Scott Austin, Christian Glinz, Ross Head, John Piccininni, Werner Vogt, and Robert Zivney are employees of Identive or its subsidiaries.

Mr. Hans Liebler, a director of Identive, is associated with Lincoln Vale European Partners Master Fund, L.P., which beneficially owns approximately 6.9% of Identive’s outstanding stock.

Each of Messrs. Ashour, Wenzel, Boersch, Tassone and Rogers, and Lincoln Vale European Partners Master Fund, L.P. acquired were beneficial owners of Bluehill ID AG. Under the terms of the acquisition agreement between Identive and Bluehill ID AG, Identive offered to acquire all the outstanding shares of Bluehill in exchange for shares of Identive common stock, so that for each share of Bluehill tendered, Identive issued 0.52 shares of Identive common stock. As a result of the acquisition, each of these selling stockholders obtained beneficial ownership of Identive common stock.

PLAN OF DISTRIBUTION

The selling stockholders, and any of their pledgees, donees, transferees or other successors-in-interest, may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sale of the common stock by any selling stockholder, including any donee, pledgee or other transferee who receives common stock from a selling stockholder, may be effected from time to time by selling shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the selling stockholder or may purchase from the selling stockholder all or a portion of the common stock as principal, and sales may be made pursuant to any of the methods described below. These sales may be made on any securities exchange on which our common stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market prices or at prices otherwise negotiated.

The common stock may also be sold in one or more of the following transactions:

•

block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by such broker-dealer for its own account;

•

a special offering, an exchange distribution or a secondary distribution in accordance with applicable rules promulgated by the Financial Industry Regulatory Authority Inc., or FINRA (formerly known as the National Association of Security Dealers, Inc., or the NASD) or stock exchange rules;

•	ordinary brokerage transactions and transaction in which a broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such securities; and

•	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or other compensation from the selling stockholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer will be in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the type of transactions involved. No such broker-dealer will receive compensation in excess of that permitted by the FINRA Conduct Rules.

The distribution of the common stock also may be effected from time to time in one or more underwritten transactions at a fixed price or prices that may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the common stock. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

We are not aware of any agreements, understandings or arrangements between any of the selling stockholders and any underwriters or broker-dealers regarding the sale of their common stock, nor are we aware of any underwriter or coordinating broker-dealer acting in connection with the proposed sale of common stock by the selling stockholders pursuant to this prospectus. Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the names of the selling stockholders and of participating broker-dealer(s);

•	the amount of common stock involved;

•	the price at which the common stock is to be sold;

•	the commissions paid or the discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus; and

•	other facts material to the transaction.

The selling stockholders and any underwriters, brokers-dealers or agents that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” under the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

From time to time, the selling stockholders may pledge their common stock pursuant to the margin provisions of a customer agreement with their brokers. Upon default by a selling stockholder, the broker may offer and sell such pledged common stock from time to time. Upon a sale of the common stock, the selling stockholders intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required in the event the selling stockholders default under any customer agreement with brokers.

In order to comply with the securities laws of certain states, if applicable, the common stock may be sold only through registered or licensed broker-dealers. We have agreed to pay all expenses incident to the offering and sale of the common stock, other than commissions, discounts and fees of underwriters, broker-dealers or agents. We have agreed to indemnify the selling stockholders against certain losses, claims, damages, actions, liabilities, costs and expenses, including liabilities under the Securities Act.

We or the selling stockholders may have agreements with the participating broker-dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the participating broker-dealers may be required to make.

In connection with an offering, any participating broker-dealer may purchase and sell common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the participating broker-dealer of a greater number of shares than it owns or is required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while an offering is in progress.

The participating broker-dealers also may impose a penalty bid. This occurs when a particular broker-dealer repays to the others a portion of the underwriting discount or other concession received by it because the broker-dealers have repurchased shares sold by or for the account of that broker-dealer in stabilizing or short-covering transactions.

These activities by the participating broker-dealers may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the participating broker-dealers at any time. These transactions may be effected on The NASDAQ Global Market or any other exchange or automated quotation system, if the common stock is listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

MARKET FOR COMMON STOCK; RELATED STOCKHOLDER MATTERS

Our common stock is traded on The NASDAQ Global Market under the symbol “INVE” and on the Frankfurt Stock Exchange under the symbol “INV.” According to data available at November 30, 2010, we estimate we had approximately 2,000 stockholders of record and beneficial stockholders. Not represented in this figure are individual stockholders in Germany whose custodian banks do not release stockholder information to us. The following table sets forth the high and low sales prices of our common stock for the periods indicated as reported by NASDAQ. On December 27, 2010, the closing sale price of our common stock as reported by NASDAQ was $2.38 per share.

	NASDAQ Global Market
	High	Low
Fiscal 2010:
First Quarter	$2.88	$1.29
Second Quarter	$1.92	$1.29
Third Quarter	$1.96	$1.40
Fourth Quarter (through December 27, 2010)	$2.69	$1.80

We have never declared or paid cash dividends on our common stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future

LEGAL MATTERS

Certain legal matters in connection with the offering and the validity of the shares of common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, LLP.

EXPERTS

The consolidated financial statements of Identive Group, Inc. (formerly known as SCM Microsystems, Inc.) as of and for the years ended December 31, 2009, 2008 and 2007 and the related financial statement schedule included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Deloitte & Touche GmbH, an independent registered public accounting firm, as stated in their report, and are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Bluehill ID AG as of and for the years ended December 31, 2009 and 2008 and related notes, the financial statements of Multicard AG for the six-month period ended June 30, 2008 and related notes, the financial statements of Multicard GmbH for the six-month period ended June 30, 2008 and related notes, and the financial statements of Tagstar Systems GmbH for the six-month period ended June 30, 2008 and related notes, in each case included in the Company’s Amendment No. 2 to Current Report on Form 8-K/A, as filed August 6, 2010, have been audited by Ernst & Young Ltd, independent auditors, as set forth in their reports thereof, and are incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with these requirements, we are required to file periodic reports and other information with the United States Securities and Exchange Commission (the “SEC”). The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

You may copy and inspect any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains our filed reports, proxy and information statements, and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at www.Identiveindustries.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus, is not incorporated by reference into this document, and should not be relied upon in connection with making any investment decision with respect to our common stock.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below. The documents we incorporate by reference include:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 8, 2010, as retroactively adjusted by our Current Report on Form 8-K, filed with the SEC on December 9, 2010, for the reorganization of our reportable segments;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the SEC on May 17, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010, filed with the SEC on August 16, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010, filed with the SEC on November 9, 2010;

•

our Amendment No. 2 to our Current Report on Form 8-K/A, filed with the SEC on August 6, 2010, our Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on March 16, 2010, our Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on March 4, 2010, and our Current Reports on Form 8-K filed with the SEC on January 4, 2010, January 21, 2010 (2), February 3, 2010, February 25, 2010, March 1, 2010 (2), March 3, 2010, March 4, 2010, March 5, 2010, March 31, 2010, April 20, 2010, May 13, 2010, May 28, 2010, June 17, 2010, June 18, 2010, July 15, 2010, August 16, 2010, August 27, 2010, October 7, 2010, November 1, 2010, November 10, 2010, November 15, 2010, November 26, 2010, December 9, 2010 and December 13, 2010 (other than information contained in such Current Reports on Form 8-K that is furnished, but not filed);

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the unaudited condensed consolidated balance sheets as of February 28, 2009 and November 30, 2008 and the unaudited condensed consolidated statements of operations and statements of cash flows for the three months ended February 28, 2009 and February 29, 2008 of Hirsch Electronics Corporation appearing on pages F-72 through F-84 of Amendment No. 1 to our Registration Statement on Form S-4, filed with the SEC on November 10, 2009 (File No. 333-162618);

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the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on September 5, 1997 (which incorporates the Registrant’s Description of Capital Stock included in the Registrant’s 424(b)(4) prospectus, File No. 333-29073, as filed with the Commission on October 7, 1997), including any amendment or report filed for the purpose of updating such description through the date of this prospectus; and

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 30, 2010.

Any statement contained in a document that is incorporated by reference in this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number: Identive Group, Inc., Attn: Investor Relations, 1900-B Carnegie Avenue, Santa Ana, CA 92705, or by calling (collect) 1-949-250-8888 x106.

PROSPECTUS

8,195,252 Shares of Common Stock